September 17, 2025

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 02549

Attention:	Sonny Oh
Mindy Rotter

Re:	John Hancock Investment Trust (the “Trust”) — File No. 333-289700
Registration Statement on Form N-14

Dear Mr. Oh and Ms. Rotter:

On behalf of the Trust, we submit this letter in response to comments received by telephone on September 10, 2025, from Mindy Rotter of the accounting staff of the Securities and Exchange Commission (the “SEC”) and separately on September 10, 2025 from Sonny Oh of the disclosure staff of the SEC with respect to the registration statement on Form N-14 (the “Registration Statement”) related to the registration of shares of John Hancock Fundamental Large Cap Core Fund, a series of the Trust (the “Acquiring Fund”), in connection with the reorganization of John Hancock ESG Large Cap Core Fund, also a series of the Trust (the “Target Fund” and, together with the Acquiring Fund, the “Funds”), with and into the Acquiring Fund (the “Reorganization”). The Registration Statement was filed with the SEC on August 18, 2025, accession no. 0001193125-25-182756.

For convenience, we have set forth each comment below, followed by the Trust’s response. Unless otherwise stated, capitalized terms have the same meaning as in the Registration Statement.

With respect to the comments received from Ms. Rotter on September 10, 2025, the Trust responds as follows:

Comment 1 — Please confirm the fees presented in the Registration Statement represent current fees in accordance with Item 3 of Form N-14.

Response to Comment 1 — The Trust so confirms.

Comment 2 — Please explain whether the fees previously waived for the Target Fund are subject to recoupment, if yes, please confirm that such expenses will not be carried over to the merged entity.

Response to Comment 2 — The Trust confirms that waived or reimbursed expenses are not subject to recoupment by the Adviser.

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Page 2 Securities and Exchange Commission September 17, 2025

Comment 3 — Please explain the following disclosure noted in the Registration Statement “Sales of portfolio securities by the Acquiring Fund after the Reorganization are expected to have no cost.” Please include such explanation as additional disclosure in a Form 497 filing.

Response to Comment 3 — The Trust has reviewed the disclosure and determined it is appropriate to delete this language from the Registration Statement.

Comment 4 — Please consider updating the Capitalization Table to reflect data from within 30 days of the filing of the Registration Statement in a Form 497 filing or confirm in correspondence that there are no material changes to the Capitalization Table since the date reflected in the table.

Response to Comment 4 — The Trust confirms that there are no material changes to the Capitalization Table since the date reflected in the Capitalization Table in the N-14 filing.

Comment 5 — The Staff notes that the Target Fund shows active Class NAV, Class R2 and Class R4 shares in EDGAR. The Capitalization Table does not account for these share classes. Please explain the discrepancy.

Response to Comment 5 — The Trust confirms that although Class NAV, Class R2 and Class R4 share classes of the Target Fund were initially registered, they never commenced operations and are not active.

Comment 6 — Please confirm that total allocated reorganization costs will be included in Footnote 3 to the Capitalization Table in a Form 497 filing.

Response to Comment 6 — The Trust so confirms.

Comment 7 — Please explain why the conversion ratios which follow the Capitalization Table, were calculated as of May 1, 2025 as opposed to April 30, 2025 which was used for the Capitalization Table. Please update the conversion ratios to be as of the same date as the Capitalization Table or confirm that there are no material differences.

Response to Comment 7 — The Trust has reviewed the disclosure and determined it is appropriate to delete this language from the Registration Statement.

Comment 8 — Under “EXPERTS,” the hyperlink for the Acquiring Fund’s annual report instead opens to the Acquiring Fund’s semiannual report. Please confirm that the hyperlink will be corrected in a Form 497 filing.

Response to Comment 8 — The Trust so confirms.

Comment 9 — Under “Supplemental Financial Information,” please confirm that the disclosure noted on Page 10 of the Registration Statement regarding the estimated $10,588 reorganization cost of the Target Fund as a result of expected repositioning will be included in the Supplemental Financial Information section in a Form 497 filing.

Response to Comment 9 — The Trust so confirms.

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Page 3 Securities and Exchange Commission September 17, 2025

With respect to the comments received from Mr. Oh on September 10, 2025, the Trust responds as follows:

Comment 1 — Under “How the Reorganization will Work,” please explain what liabilities may arise for the Target Fund under the Agreement and Plan of Reorganization, including examples.

Response to Comment 1 — The Trust notes that the liabilities being referred to are those arising out of the Reorganization, which would be paid out of the Target Fund’s assets (and therefore reduce the assets being acquired) and any liabilities incurred by the Target Fund arising from or related to a breach by the Target Fund of a representation or covenant under the Agreement and Plan of Reorganization. For example, the Target Fund is obligated to transfer all of its assets to the Acquiring Fund at the closing, if it fails to deliver all of its assets, it remains the Target Fund’s obligation, it does not become the Acquiring Fund’s obligation.

Comment 2 — Under “Rationale for the Reorganization,” pro forma expense ratios are discussed as of April 30, 2025. Please provide information as of a more recent date.

Response to Comment 2 — The Trust confirms that April 30, 2025 is both Funds’ most recent fiscal period end. The Funds’ fiscal year end of October 31, 2025 occurs after the effective date of the Registration Statement, as such the Trust respectfully declines to make changes in response to this comment.

Comment 3 — In the Table of Contents, please add headings for “Capitalization” and “Experts.”

Response to Comment 3 — The Trust confirms the Registration Statement contains headings for Capitalization and Experts.

Comment 4 — Under “SUMMARY COMPARISONS OF TARGET FUND AND ACQUIRING FUND - Investment Objectives and Principal Investment Strategies,” there is disclosure regarding the Target Fund’s use of a transition manager. Please identify the transition manager, what they will do and disclose if they are an investment adviser.

Response to Comment 4 — The Target Fund’s investment advisor expects to appoint a transition manager in the weeks leading up to the Reorganization. As currently disclosed in the Registration Statement, the transition manager will assist in transitioning cash and portfolio securities in connection with the Reorganization. The Trust respectfully declines to make changes to the disclosure in response to this comment.

Comment 5 — Under “COMPARISON OF EXPENSES,” in Footnote 1 to each Annual Fund Operating Expense Table, there are statements regarding what the funds reimbursement amounted to during its most recent fiscal year. Please specify which fund this information refers to.

Response to Comment 5 — The Trust confirms this information is with respect to each Fund and has added clarifying language to each footnote.

Comment 6 — Under “COMPARISON OF ADVISORY ARRANGEMENTS” in the discussion of the subadvisory agreements, please add disclosure regarding differences in the “use of name” and “service to other clients” provisions as between the two subadvisory agreements.

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Page 4 Securities and Exchange Commission September 17, 2025

Response to Comment 6 — The Trust has added the following italicized language:

Your Fund’s and the Acquiring Fund’s subadvisory agreements are substantially similar except for differences in management fees and effective dates as well as minor differences with regard to, conflicts of interest, use of name, service to other clients and supplemental arrangements. In particular, the Acquiring Fund’s subadvisory agreement specifically addresses conflicts of interest stating that persons may be interested persons of the both the Trust and the Subadvisor and such dual interest does not affect the validity of the subadvisory arrangement or transactions thereunder unless otherwise prohibited. Your Fund’s subadvisory agreement does not specifically address such conflicts of interest. The Acquiring Fund’s subadvisory agreement specifically states the Subadvisor and its affiliates may give advice and take action for other accounts and investment companies which may differ from advice given to your Fund. Your Fund’s subadvisory agreement does not specifically address service to other clients. Your Fund’s subadvisory agreement prohibits Trillium from using the name “John Hancock” and certain related names, without prior written consent. The Acquiring Fund’s subadvisory agreement does not address use of name. In addition, your Fund’s subadvisory agreement includes a supplemental arrangement clause permitting it to enter into arrangements with other affiliated persons, while the Acquiring Fund’s subadvisory agreement does not.

Comment 7 — Under “Reasons for the Reorganization,” the disclosure states that the Reorganization is “expected to allow your Fund to pursue the same investment objective in a fund with substantially similar principal investment strategies…” Please ensure this statement is consistent with other similar statements in the Registration Statement.

Response to Comment 7 — The Trust confirms it has updated the statements to be consistent.

Comment 8 — Under “COMPARISON OF EXPENSES,” with regard to the footnotes to the expense tables, please confirm supplementally that any expense reimbursements are not subject to recoupment by the Adviser.

Response to Comment 8 — The Trust confirms that waived or reimbursed expenses are not subject to recoupment by the Adviser.

Comment 9 — Under “Board Consideration of the Reorganization,” please ensure any material considerations adverse to the proposal are disclosed and fairly described.

Response to Comment 9 — The Trust confirms that the Board considered all material factors related to the Proposal, as they deemed appropriate in their reasonable business judgment, and that the consideration of such factors is reflected in the noted disclosure.

Comment 10 — Under “Board Consideration of the Reorganization,” in the Average Annual Total Return Tables, the performance data for the Target Fund Class A shares for the 1-year, 5-year and since inception periods does not match the performance data listed under “FUNDS’ PAST PERFORMANCE” which the Staff notes is as of the same date, December 31, 2024. The same is true for the Acquiring Fund’s Class A shares for all periods and both Funds’ Class C shares for the 1-year period. Please reconcile the performance information.

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Page 5 Securities and Exchange Commission September 17, 2025

Response to Comment 10 — The Trust notes that for each Fund’s Class A and Class C shares, the Average Annual Total Return Tables found under “Board Consideration of the Reorganization” do not reflect any relevant sales charges. Consistent with Form N-1A, the Average Annual Total Return Tables found under “FUNDS’ PAST PERFORMANCE” do reflect sales charges. The Trust has added disclosure to the Registration Statement to clarify what is being shown.

Comment 11 — Under “FURTHER INFORMATION ON THE REORGANIZATION,” consistent with Comment 4, please provide additional information regarding the Target Fund’s use of a transition manager. Additionally, please ensure the consistent use of the term “Target Fund” as opposed to “Acquired Fund.”

Response to Comment 11 — Please see the Trust’s response to Comment 4 from the disclosure staff. The Trust further confirms it has updated the Registration Statement with respect to the consistent use of the term “Target Fund.”

Comment 12 — Under “INFORMATION CONCERNING THE MEETING - Solicitation of Proxies” and “Telephone Voting” there is a reference to a third party solicitation firm. Please provide details regarding the third party solicitation firm.

Response to Comment 12 — The Trust will use Morrow Sodali Fund Solutions. The Trust confirms this information has been added to the Registration Statement.

Comment 13 — In the Part C, please ensure there is a hyperlink for Exhibit 4.

Response to Comment 13 — The Trust so confirms.

The Trust, on behalf of the Fund, intends to file a definitive Proxy Statement that will reflect the above responses to the Staff’s comments. If you have any questions, please call me at (617) 951-9053.

Sincerely,

/s/ Abigail P. Hemnes
Abigail P. Hemnes

Cc: Mara Moldwin, Assistant Secretary of the Trust

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